Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated June 27, 2007

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

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vodafone

Delivering on our strategic objectives

vodafone

Our goal is to be the communications leader
in an increasingly connected world

Contents

2	6
Chairman	Chief Executive
Sir John Bond	Arun Sarin discusses
reviews his	our performance and
first year	how we are delivering
on our strategy
4
The Group at
a glance

16	Corporate Responsibility

18	The Board of Directors

20	Summary Directors’ Remuneration Report

24	Summary Financial Information

30	Shareholder Information

32	Glossary
To aid shareholders in the understanding of this Annual Review and Summary Financial Statement we have provided a glossary of relevant terms which can be found on page 32

Delivering on our strategic objectives

10 Revenue stimulation and cost reduction in Europe

12 Innovate and deliver on our customers’ total communications needs

14

Deliver strong
growth in
emerging markets

Annual Report
The Annual Review and Summary Financial Statement is a summary of the information contained in the Vodafone Group Plc Annual Report for the year ended 31 March 2007. This is intended to simplify annual communication with shareholders. This Annual Review and Summary Financial Statement does not contain sufficient information to allow a full understanding of the results and the state of affairs of Vodafone Group Plc (“the Company”) and the Vodafone Group.

For more detailed information, the full accounts and the Auditors’ Report on those accounts, which was unqualified, are contained in the Vodafone Group Plc Annual Report for the year ended 31 March 2007 which is available to view on the Company’s website at www.vodafone.com

Subject to shareholders’ approval at the 2007 AGM, the Company intends in the future to provide shareholders with the Annual Report together with any Annual

Review and Summary Financial Statement via its website. Shareholders wishing to receive, free of charge, a paper copy of the Annual Report should write to the Registrars. ADS holders should write to The Bank of New York. See page 31 for details.

The Company will file with the Securities and Exchange Commission in the US its Annual Report on Form 20-F (which corresponds to the 10-K for a US corporation) and other information as required.

Back to Contents

Highlights of the year

•	Vodafone has delivered against its financial and operating targets and made good progress on executing against its five strategic objectives

•	Voice and data usage growth offset competitive and regulatory pressures in Europe

•	Continued strong performance in emerging markets, with the recent acquisition in India significantly increasing the Group’s presence in high growth markets

•	Vodafone remains confident of delivering its stated capital and operating expenditure targets in Europe in the 2008 financial year, with core cost reduction initiatives well on track

•	Final dividend of 4.41 pence per share, with total dividends per share increasing by 11.4% to 6.76 pence
			Years ended 31 March

	2007		2006		Change	Organic
Continuing operations(1)	£bn		£bn		%	%

Revenue	31.1		29.4		6.0	4.3

Adjusted operating profit(2)	9.5		9.4		1.4	4.2
Operating loss	(1.6)		(14.1)

Adjusted earnings per share (pence)(2)	11.26	p	10.11	p	11.4
Basic loss per share (pence)	(8.94	)p	(27.66	)p

Net cash flow from operating activities	10.2		10.2		–
Free cash flow	6.1		6.4		(4.5)
Net debt at 31 March	15.0		17.3		(13.1)

(1)	Excluding the results of discontinued operations in Japan. The results of the Group’s disposed associated undertakings in Belgium and Switzerland are included until the date of the announcement of the disposal.
(2)	Where applicable, these measures are stated after excluding non-operating income of associates, impairment losses, other income and expense and changes in the fair value of equity put rights and similar arrangements and certain foreign exchange differences. In the year ended 31 March 2007, the Group recorded impairment losses of £11.6 billion (2006: £23.5 billion) in relation to the carrying value of goodwill in the Group’s operations in Germany (£6.7 billion) and Italy (£4.9 billion).

Vodafone Group Plc Annual Review and Summary Financial Statement 2007

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2	Chairman’s Statement

Reaching the 200 million proportionate customer
milestone has been a tremendous achievement
for your Company and now we are on the edge of a
further revolution as we enter the era of broadband
and internet communications.

It was an honour to become your Chairman at the AGM in July 2006. I joined Vodafone from the world of banking, whose history and institutions run back over many centuries. The mobile telephone industry is very much younger and even in the last twenty years has seen dramatic changes which have transformed the face of telecommunications and society. When Vodafone first started to operate more than 20 years ago, the telecommunications industry was dominated by fixed line companies. A one hour local phone call within the UK cost £4.56; today, the same call on the Vodafone network could cost as little as 21 pence.

With the unprecedented growth of mobile communications since the mid 1980s, the effects on other sectors, the wider economy and society as a whole have been far reaching. Changes in communications have underpinned the development of the whole IT industry, helped economic growth, particularly in developing markets, and enabled families, friends and communities to communicate across countries and time zones.

Mobile telephones have been of enormous benefit to society and, as a market leader, Vodafone has played a major role. Reaching the 200 million proportionate customer milestone in this financial year has been a tremendous achievement for your Company and now we are on the edge of a further revolution as we enter the era of wireless broadband and internet communications.

There are currently around three billion mobile customers globally. At the moment, the majority are in the western world. We believe we will see 70% of the growth in customers in the next five years coming from emerging markets. The challenges we face in these markets are very different from the challenges we face in our European and mature markets. We will continue to expand in markets where mobile handsets are not widely dispersed and where there is rising GNP per capita. This is why we have acquired the business of Hutchison Essar in India, to deliver a major presence in a market with penetration of around 14%, which we believe will become larger than the European Union within a reasonable time frame.

The challenge in Europe, where the markets are mature and penetration is, in many cases, over 100%, is quite different and we need to find more efficiencies through initiatives such as network sharing to improve our productivity and developing other services beyond voice to help us grow new revenue.

Across the world, governments and regulators see our industry in very different ways, from being a source of tax revenue through to being an important part of the social and economic infrastructure of the country. The impact of regulation on our business can be significant, as we have seen during the year with the government intervention on our tariffs in Italy and at a European level on roaming.

The Vodafone brand is enormously well known and highly regarded across the globe. It was recently rated the most powerful UK brand by the leading research company Millward Brown, and number 22 in the world.

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3

Dividend per share
2006	2007
6.07p	6.76p	11.4%

Your Board takes the management of Vodafone’s reputation very seriously, together with our commitments in corporate responsibility. We have set out clearly in a separate report what we have achieved in this area. We are particularly proud of our global handset recycling initiative and our ongoing programme on energy efficiency in our networks.

The Board is very conscious of the concerns which are expressed about possible health issues in relation to mobile phones. As a responsible company, we fund and support independent research into this important area and our policy is to be completely transparent in relation to this issue, which your Board reviews on a regular basis.

On the Board, there have been a number of changes since the AGM in 2006. We said farewell to Thomas Geitner as an executive director and we thank him for all he has done for the business and wish him well in the future. Alec Broers retires from the Board at this year’s AGM and we are grateful for his significant contribution, including his chairmanship of the Vodafone Group Foundation, over his nine years as a non-executive director. We welcomed back Vittorio Colao as Deputy Chief Executive and Chief Executive of our European region. We have appointed three new non-executive directors, Alan Jebson, Nick Land and Simon Murray. We need non-executive directors who are equipped with the skill set to understand the rapidly changing markets in terms of consumer taste, technology and the emerging markets in which we operate. Future appointments will ensure that we have the right balance of skills and experience. During the year we also completed an independent Board evaluation by MWM Consulting to ensure the highest standards of corporate governance.

Your Board looks at any acquisition in a disciplined way and our decision to acquire Hutchison Essar was completed within the financial criteria we have set ourselves. We also take decisions to sell businesses or minority shareholdings where better value for shareholders is more likely to arise from reinvestment elsewhere or by returning the funds through dividends or buybacks. During the year, we sold our interests in Belgium and Switzerland for this reason.

We are confident about Vodafone’s future and your Board has proposed a final dividend of 4.41 pence per share, bringing total dividends for the year to 6.76 pence per share, up 11.4% on last year, and representing a payout ratio of 60% of adjusted earnings per share. We continue to look for sources of profitable growth within highly penetrated markets. We have a particularly strong position in the business sector which we intend to develop further. We also plan to grow services beyond core voice and messaging and continue to search for new sources of revenue which are closely related to our customer’s needs.

The mobile phone is an enormously versatile device and one of the features of the last 20 years has been the new uses to which the phone can be adapted, including data services, entertainment, advertising, internet portals and, most recently, financial payments.

In my first months as Chairman, I have spent time in and around the Group meeting customers, suppliers, business partners, other stakeholders and my new colleagues in our offices, retail stores, call centres and canteens. I have also visited seven of our international operations. I have been enormously impressed by the talented people at all levels within Vodafone and I am fortunate to be involved with such a young and dynamic business.

Your Board wants to pay tribute to all our 66,000 people and to thank them on your behalf for all they do to help Vodafone progress in a rapidly changing business environment. We, as a Board, look forward to your continuing support as we address the challenges ahead.

Sir John Bond
Chairman

Vodafone Group Plc Annual Review and Summary Financial Statement 2007

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4	The Group at a glance

Vodafone is a world leader in providing voice and data
communications services for both consumer and enterprise
customers, with a significant presence in Europe, the
Middle East, Africa, Asia, Pacific and the United States.
The Group is structured into two regions to address the
different business challenges inherent in them.

Europe
Markets		Key focus	Key market data(2)

Germany	Greece	Revenue
Italy	Ireland	stimulation and	Average mobile
Spain	Malta	cost reduction	customer penetration
UK	Netherlands		>100%
Albania	Portugal

Mobile share of
total minutes
33%

EMAPA(1)
Markets		Key focus	Key market data(2)

Czech Rep.	Australia	Deliver
Hungary	New Zealand	strong growth	Average mobile
Poland	Fiji	in emerging	customer penetration
Romania	India	markets	27%
Turkey	USA
Egypt	France
Kenya	China
South Africa

(1)	Eastern Europe, Middle East, Africa & Asia, Pacific and affiliates (associated undertaking and investments). The Group disposed of its associated undertakings in Belgium and Switzerland during the year.	(2)	Industry analyst information. ‘Total minutes’ is for mobile and fixed line operators. Market penetration data for EMAPA excludes USA, France and China.

Vodafone Group Plc Annual Review and Summary Financial Statement 2007

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5

Key performance data(3)
		Adjusted operating
Revenue (£bn)	– 0.6%	profit(4) (£bn)	– 5.1%

Contribution to Group		Contribution to Group
revenue	79%	adjusted operating profit(4)	59%

Key performance data(3)
		Adjusted operating
Revenue (£bn)	+ 41.4%	profit(4) (£bn)	+ 16.0%

Contribution to Group		Contribution to Group
revenue	21%	adjusted operating profit(4)	39%

(3) See page 27 for additional information.
(4) Excludes non-operating income of associates, impairment losses and other income and expense.

Vodafone Group Plc Annual Review and Summary Financial Statement 2007

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6	Chief Executive’s Review

We updated our strategy in 2006 and have made good
progress executing each strategic objective throughout
the year. We have met or exceeded our stated financial
expectations for the year in all areas and your business
is well positioned for the future.

Our strategic objectives

•	Revenue stimulation and cost reduction in Europe

•	Innovate and deliver on our customers’ total communications needs

•	Deliver strong growth in emerging markets

•	Actively manage our portfolio to maximise returns

•	Align capital structure and shareholder returns policy to strategy

The past 12 months have been an important period for Vodafone. We updated our strategy in 2006 to address changing customer needs, the availability of new technologies, a growing demand for broadband services and the greater growth potential of emerging markets. This new strategy is positioning us well as competition and regulatory pressures increase and our customers have greater choice in communications.

Operationally, we have grown new revenue streams across the Group and implemented numerous programmes to significantly reduce our cost base. Our emerging markets assets have continued to show strong growth and our recent acquisition in India significantly increases our presence in high growth markets. Our customer franchise was further strengthened both through organic growth and acquisition and now exceeds 206 million proportionate customers.

We have met or exceeded our stated financial expectations for the year in all areas. Robust cash generation continues to support returns to our shareholders, with dividends per share increasing by 11.4% to 6.76 pence per share, representing a payout of 60% of our adjusted earnings per share of 11.26p.

We have made good progress executing our updated strategy throughout the year and we are now beginning to realise some positive early results. We will remain focused on executing our strategic objectives in the year ahead and believe your business is well positioned to be the leader in the communications industry.

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7

Financial review
Proportionate mobile revenue increased by 6.3% on an organic basis. The Europe region, where competitive and regulatory pressure is most intense, delivered organic proportionate mobile revenue growth of 0.6%. Continued strong progress in Spain, which delivered another year of double digit revenue growth, offset year on year declines in Germany and Italy. Our EMAPA region delivered another year of strong growth, with organic proportionate mobile revenue growth of 14.9% and strong performances in many emerging markets and the US.

Statutory revenue increased by 6.0% to £31.1 billion, with organic revenue growth of 4.3%. While voice revenue remains under pressure, messaging and, in particular, data revenue continue to show strong organic growth of 7% and 31% respectively. Data revenue reached £1.4 billion, primarily from business services and the continued growth in the take up of 3G devices in our customer base, which doubled to 15.9 million.

The market environment is challenging for all operators in Europe. However, we have outperformed our principal competitors in Germany and Spain on revenue and EBITDA growth, and have delivered a similar performance to our principal competitor in Italy. In the UK, we revised our tariffs mid-way through the year to improve our competitiveness and share of market growth. Proportionate mobile EBITDA margins were slightly lower year on year in line with our outlook statement, with lower margins in Europe offsetting stable margins in EMAPA.

Our focus on profitable growth delivered a 4.2% organic increase in adjusted operating profit, with 1.4% growth in total. Strong performances in the US, Spain and a number of emerging markets offset declines in our other major European markets.

We invested £4.2 billion in capital expenditure during the year and have now achieved the core level of 3G and HSDPA coverage across our European networks necessary for the wider uptake of high speed data services. Free cash flow generation remained strong at £6.1 billion, although lower than last year, primarily due to higher tax payments as expected.

We now have an unrivalled global customer reach, with over 206 million proportionate customers across 25 countries, adding over 35 million customers during the year. We completed the sale of our operation in Japan in April 2006 and of our minority interests in Belgium and Switzerland later in the year. In May 2006, we completed the acquisition of the assets of Telsim in Turkey and more recently gained a controlling position in a leading Indian operator.

Revenue (£bn)
+6.0%

Adjusted operating profit (£bn)
+1.4%

Free cash flow (£bn)
–4.5%

Vodafone Group Plc Annual Review and Summary Financial Statement 2007

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8	Chief Executive’s Review

continued

Delivering on our strategy
In May 2006, we introduced five new strategic objectives to ensure our continued success. Our focus on executing this strategy throughout the year has generated positive results across a number of areas.

Revenue stimulation and cost reduction in Europe
In Europe, our focus is to drive additional usage and revenue from core mobile voice and messaging services and to reduce our cost base.

“We have launched innovative offerings and are lowering our cost structure to position us well for the future”

Central to stimulating revenue is driving mobile usage through larger minute bundles, innovative tariffs, prepaid to contract migrations and targeted promotions. We are also focused on leveraging our market leading position in the business segment, which represents 25% of our service revenue in Europe. New tariff options, such as free weekends, have been launched in the UK and Germany that stimulated usage and in Italy we ran successful voice and messaging promotions during the year that increased revenue per customer. We also continued to perform well in Spain, driving an increase in total voice minutes of around 30%. However, pricing pressure is expected to remain strong in the year ahead and improving price elasticity is core to our revenue stimulation objective in Europe.

Over 11 million customers now benefit from lower roaming pricing through Vodafone Passport and our European customers are now benefiting from our commitment to reduce roaming prices by 40% compared to summer 2005. We expect roaming revenues to be lower year on year in 2008 due to the combined effect of Vodafone’s own initiatives and direct regulatory intervention.

During the year, we began implementing the core cost reduction programmes we developed last year. We have successfully outsourced IT application development and maintenance and we are well on track to deliver expected unit cost savings of approximately 25% to 30% within two to four years. We have also made faster than expected progress on data centre consolidation, with anticipated savings of 25% to 30% in one to two years. Centralisation of our network supply chain management was also completed in April 2007 and is expected to reduce costs by around £250 million within one year.

In addition, we are seeking to reduce the longer term cost of ownership of our networks through network sharing arrangements and have announced initiatives in Spain and the UK.

While many of these cost initiatives are multi-year programmes that are expected to deliver significant benefits over time, we are focused on realising some early savings in the year ahead and, for Europe and common functions, continue to target a 10% mobile capital expenditure to revenue ratio next year, with broadly stable mobile operating expenses compared to the 2006 financial year.

Innovate and deliver on our customers’ total communications needs
There are several key initiatives underway in this area and we expect these to begin to become more significant to the Group towards the end of next year.

As part of our drive to substitute fixed line usage with mobile, we have launched several fixed location pricing plans offering customers fixed line prices when they call from within or around their home or office. These offerings target fixed to mobile substitution from home and office environments and are proving popular with customers. Vodafone At Home and Vodafone Office are currently available in seven markets for consumers and twelve markets for businesses, with over three million and over two million customers respectively.

Complementary to our high speed mobile broadband (HSDPA) offerings, Vodafone is now offering fixed broadband services (DSL) in five markets. With the exception of Arcor, our fixed line business in Germany, the provision of these services to date has been on a resale basis. We will continue to develop our approach for the provision and roll out of DSL services on a market by market basis and in some cases may complement our resale approach by building or acquiring our own infrastructure where the returns justify the investment.

We are also developing products and services to integrate the mobile and PC environments by enhancing our Vodafone live! service and forming partnerships with leading internet players. In the coming months, our customers will be able to experience PC to mobile instant messaging with Yahoo! and Microsoft, search with Google, auctions via eBay, videos through YouTube and social networking with MySpace, all via their mobile.

Mobile advertising is also a potentially significant future revenue stream for our business. We have signed agreements with Yahoo! in the UK and leading providers in Germany and Italy to enter into this new business through banner and content based advertising.

Vodafone Group Plc Annual Review and Summary Financial Statement 2007

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9

Deliver strong growth in emerging markets
Our focus is to build on our strong track record of creating value in emerging markets. We have delivered further strong growth in our existing operations in Egypt, Romania and South Africa. Our recent acquisition in Turkey has performed ahead of our business plan at the time of the acquisition, with strong revenue growth and better than expected profitability.

The acquisition of interests in Hutchison Essar accelerates Vodafone’s move to a controlling position in a leading operator in India and significantly increases our presence in emerging markets. With market penetration of around 14% and with a population of over 1.1 billion, India provides a very significant opportunity for future growth. We look forward to bringing Vodafone’s products, services and brand to the Indian market.

Actively manage our portfolio to maximise returns
Our strategy is to invest only where we can generate superior returns for our shareholders. We look to invest in markets that offer a strong local position, with a focus on specific regions, with any transactions subject to strict financial investment criteria.

“India exposes us to one of the fastest growing communications markets in the world”

In line with this strategy, we executed a number of transactions during the year. We sold our non-controlling interests in Belgium and Switzerland at attractive valuations, with cash proceeds of £1.3 billion and £1.8 billion respectively. More recently, we increased our emerging markets presence with an additional 4.8% interest in Vodafone Egypt and gained control in India for £5.5 billion in May 2007.

We remain committed to our investment in Verizon Wireless in the US which continues to deliver strong performances on all key metrics, with record customer growth, due in part to a market leading low churn rate, and continued success in driving the uptake of non-voice services.

Align capital structure and shareholder returns policy to strategy
In May 2006, we outlined a new capital structure and returns policy consistent with the operational strategy of the business, resulting in a targeted annual 60% payout of adjusted earnings per share in the form of dividends.

We also moved to a higher level of gearing and, having returned over £19 billion to shareholders excluding dividends in the two previous financial years, including a £9 billion one-off return in August 2006, we have no current plans for further share purchases or one-time returns.

The Board remains committed to its existing policy of distributing 60% of adjusted earnings per share by way of dividend. However, in recognition of the earnings dilution arising from the Hutchison Essar acquisition, it has decided that it will target modest increases in dividend per share in the near term until the payout ratio returns to 60%.

Prospects for the year ahead
Our focus in the year ahead will be on improving price elasticity in Europe, achieving more savings from our cost reduction programmes, delivering on our total communications strategy and beginning to realise the very significant growth opportunity in India.

We expect market conditions to remain challenging for the year ahead in Europe, notwithstanding continued positive trends in data revenue and voice usage. Overall growth prospects for the EMAPA region remain strong due to increasing market penetration and they are further enhanced by the recent acquisition in India.

Against this background, Group revenue is expected to be in the range of £33.3 billion to £34.1 billion, with adjusted operating profit in the range of £9.3 billion to £9.8 billion. Capital expenditure on fixed assets is anticipated to be in the range of £4.7 billion to £5.1 billion, including in excess of £1.0 billion in India. Free cash flow is expected to be £4.0 billion to £4.5 billion, after taking into account £0.6 billion of payments related to long standing tax issues, a net cash outflow of £0.8 billion in respect of India and a £0.5 billion outflow from items rolling over from 2007.

We have completed the first year under our new strategy and I am excited by the start we have made. We have made good progress towards fulfilling our total communications vision and this is a journey that we are all looking forward to taking at Vodafone.

We are well placed to continue executing our strategy in the year ahead, to deliver the core benefits of mobility to our customers and to generate superior returns for our shareholders.

Arun Sarin
Chief Executive

Vodafone Group Plc Annual Review and Summary Financial Statement 2007

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10	Delivering on our strategic objectives

Revenue stimulation and
cost reduction in Europe

The Group’s strategy is to drive additional usage and revenue from core mobile voice and messaging services, which represents around 80% of revenue in Europe today, and to reduce its cost base.

Today, around one third of voice traffic is carried over mobile networks, with Vodafone’s customers only using their mobiles for approximately 140 minutes on average per month. This provides a significant opportunity to drive greater voice usage onto mobile.

The Group has launched a number of initiatives to achieve this through larger minute bundles, innovative tariffs, prepaid to contract migrations and targeted promotions, with a key focus also on leveraging Vodafone’s market leading presence across Europe in the business segment, which represents around 25% of service revenue. Vodafone’s unique presence also allows it to offer Pan-European products and services such as Vodafone Passport for roaming customers.

Outgoing voice revenue (% change) 2007

Average customer growth
Outgoing voice usage growth per customer
Change in effective outgoing price per minute
Outgoing voice revenue growth

Whilst usage growth in the year was strong, pricing pressure continues to be high and the Group’s key focus is to improve the overall price elasticity of its offerings in the market place.

The Group has established several core cost reduction programmes, leveraging the benefits of its local and regional scale. Key initiatives have focused on the outsourcing and centralisation of certain activities, as well as network sharing arrangements with other operators.

Summer promotions driving usage in Italy
Voice ARPU growth
22%

Over 3 million customers benefited from successful summer promotions in Italy which stimulated voice and messaging usage and revenue. For a monthly fee and per call set up charge, customers were able to make calls and send messages for free to other Vodafone customers. Customers in the voice promotion generated 22% more ARPU than before and 9% more in the messaging promotion.

€11m	Roaming customers

Vodafone Passport
Over 11 million customers now benefit from lower roaming pricing through Vodafone Passport since it was first launched in 2005, helping Vodafone to reduce the average cost of voice roaming in Europe for its customers by 40% compared to summer 2005. Around 50% of all roaming minutes in Europe are now on Vodafone Passport.

Vodafone Group Plc Annual Review and Summary Financial Statement 2007

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11

Revenue growth 13%	Innovative tariffs delivering market leading performance in Spain

The Vitamina tariff in Spain offers a single, any network, any time price for prepaid and contract customers, together with attractive add-on options, such as talking for 60 minutes but only paying for one and half price SMS, that target different customer needs. Over 50% of the Vodafone Spain customer base is now on a Vitamina tariff, driving an increase in voice usage of around 30% and 13% growth in revenue in local currency.

Market leader in business
services in the UK
Vodafone is the clear market leader for business services in the UK, increasing its market share during the year by around 4 percentage points to 46%. Key success factors have been customer focused propositions, in particular tariffs for small and medium sized businesses, as well as mobile data products such as 3G broadband USB modems and mobile connect data cards (where Vodafone has 55% market share), and mobile email solutions such as BlackBerry from Vodafone® .

Cost reduction
Network sharing with other operators is generally intended to reduce the number of base stations that each operator owns and maintains whilst retaining an independent high quality service to customers. Sharing arrangements have been announced for rural areas in Spain and a memorandum of understanding has been agreed to share across the UK. These activities are expected to lead to savings in operating expenses and capital expenditure over time, as well as reducing Vodafone’s impact on the environment.	Market share in business 46%

Outsourcing Vodafone can realise the benefits of outsourcing certain functions, such as IT applications, to industry leading partners for a lower cost than keeping the operations within the Group.	Purchasing
Vodafone has centralised the bulk purchasing of handsets and key network components for many years to generate purchasing efficiencies. More recently, the Group extended this activity by centralising all purchasing activities for its networks, IT and service platforms to realise further savings.

Vodafone Group Plc Annual Review and Summary Financial Statement 2007

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12	Delivering on our strategic objectives

continued

Innovate and deliver on our customers’
total communications needs

The communications environment is constantly evolving and Vodafone is at the forefront of this change. Customers are increasingly looking for one supplier to address all their needs, whether that is for mobile or fixed services.

The Group is increasingly targeting its propositions on replacing traditional fixed line providers in the home or office, as well as developing new and innovative ways for customers to enjoy the benefits of mobility.

Vodafone is already delivering broadband and data services to customers and, together with industry leading partners, will shortly be driving new revenue streams from opening up the internet to the mobile and from mobile advertising.

In total, the Group expects its total communications initiatives to represent approximately 20% of Group revenue in three years’ time, increasing from approximately 10% for the 2007 financial year.

Total communications initiatives
(share of Group revenue, %)

Total communications initiatives principally include revenue from data, fixed location services, DSL and advertising.

Total communications in Germany

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Delivering DSL
Arcor is the leading alternative fixed line provider in Germany, with 2.1 million DSL customers and revenue growth of 10% for the year. Arcor is also enabling Vodafone Germany to offer DSL services to its mobile customers as well as providing a centre of excellence for DSL for the Group.

Driving usage in the home
The Vodafone Zuhause range of products in Germany offers a competitively priced alternative to fixed line pricing by recognising when a customer is within the home zone area. Vodafone Zuhause customers have reached 2.4 million, with significant increases in household usage and improvements in customer spend per household.

Vodafone Group Plc Annual Review and Summary Financial Statement 2007

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13

The internet
on your mobile

The internet is becoming increasingly important for customers, with rising numbers of users and increasing amount and frequency of use. Customers spend a significant proportion of their time communicating online, either through traditional email and instant messaging or through the relatively new phenomena of social networking and file sharing.

Part of the Group’s total communications strategy is to develop products and services that enable customers to use the internet on their mobiles in much the same way as they use it on their PC. In order to do this, the Group has partnered with some of the most significant internet companies to mobilise their services in a way that is seamless to customers.

Vodafone Group Plc Annual Review and Summary Financial Statement 2007

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14	Delivering on our strategic objectives

continued

Deliver strong growth
in emerging markets

The Group’s focus is to build on its strong track record of creating value in emerging markets where average market penetration is relatively low, offering significant customer and revenue growth potential.

In the last 12 months, Vodafone has gained control of businesses in Turkey, with a population of 70 million, and in India, with a population of 1.1 billion, adding to the Group’s existing emerging market presence in parts of the Middle East, Africa and Eastern Europe.

During the 2007 financial year, the Group saw strong performances in Egypt, Romania and South Africa, with Turkey performing ahead of the business plan at the time of the acquisition.

EMAPA region – annual growth for 2007

	Reported	Organic

Closing customers
55%

27%

Revenue	41%	21%

As a result of the Group’s increased presence in emerging markets, the proportion of Group EBITDA from the EMAPA region is expected to increase from 19% this year to around 33% in five years’ time.

Vodafone will continue to seek selective opportunities to increase its emerging markets footprint as well as taking opportunities to increase its stakes in existing markets, with a view to gaining control over time.

South Africa
Driving growth in non-voice revenue
Non-voice revenue increased by 33% this year, driven by both messaging and data services, and now represents over 8% of service revenue. Increasing 3G and HSDPA network coverage is enabling a wider data offering to customers, such as the Vodafone Mobile Connect card and the Vodafone Mobile Connect USB modem, and delivering a fast and reliable mobile alternative to fixed-line connectivity in South Africa where fixed line services are available to only 10% of the population.
22% Revenue growth

Turkey
Successful rebranding to Vodafone
The transition to the Vodafone brand was successfully completed ahead of plan in Turkey in March 2007, after a period of necessary investment in the network and customer services following completion of the acquisition in May 2006.

37% Revenue growth

Revenue growth for each country stated on a local currency basis.

Vodafone Group Plc Annual Review and Summary Financial Statement 2007

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15

Egypt 41% Revenue growth

Improved customer value with Super Dardasha
Lower prepaid prices in Egypt with the Super Dardasha tariff launched in July 2006 has led to a significant increase in the number of prepaid customers and their usage, driving a 25% rise in prepaid ARPU this year and 85% growth in prepaid revenue. 75% of prepaid customers are now on the Super Dardasha tariff.

Vodafone Group Plc Annual Review and Summary Financial Statement 2007

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16	Corporate Responsibility

The potential of communications

Our Corporate Responsibility strategy

•	Maintain high ethical standards and understand and respond to stakeholders’ priorities
•	Ensure our operating standards are consistent across the Group
•	Deliver on our promises in three key areas: responsibility to our customers; reuse and recycling of mobile phones; and climate change
•	Capture the potential of mobile to bring socio-economic value through access to communications.

Vodafone sees corporate responsibility (“CR”) as the process of understanding the expectations of stakeholders in the Group and taking appropriate action to meet those expectations where they are realistic and legitimate.

Over the last year, progress has been made in responding to the Group’s stakeholders’ expectations. A summary of the progress made in a range of issues is provided in this section. The Group’s CR Report, “The Potential of Communications”, provides fuller details of the Company’s most significant social, environmental and ethical issues.

During the year, Vodafone was ranked first in the Accountability Rating 2006 published by Fortune magazine and Vodafone’s 2006 CR report won the Association of Chartered Certified Accountants (ACCA) Best Report Award 2006. Vodafone is included in the FTSE4Good and Dow Jones Sustainability Index.

Vodafone’s approach to CR is underpinned by its Business Principles which cover, amongst other things, the environment, employees, individual conduct and community and society.

Access to communications

Access to communications offers the single greatest
opportunity for Vodafone to make a strong contribution to
society. A considerable pool of research shows that mobile communications have the potential to change people’s lives for the better by promoting economic development. During the 2007 financial year, Vodafone’s focus has been on mobile payment services.

Vodafone and HSBC launched Vodafone Cash in Egypt in February 2007. This links a prepaid bank card to mobile phone air-time. The Vodafone Cash service is designed to give customers with no bank account an easy way to deposit, transfer and withdraw cash.

Parental controls

All Vodafone mobile operating companies
that offer age-restricted content have implemented parental controls. These block access to age-restricted content on the Vodafone live! domain by those under 18 years of age. Internet filters are offered by five operating companies. This enables parents to prevent their children accessing inappropriate age-restricted content on the internet via their mobile phones. The mobile operating companies that have not implemented the filter will remove individual access to the internet completely on request.

M-PESA was launched in February 2007 by Safaricom, Vodafone’s joint venture in Kenya. Customers can deposit and withdraw cash at local M-PESA agents, transfer money to other mobile users via SMS and buy prepaid airtime credit.	Building on M-PESA, Vodafone is piloting an international transfer service with Citigroup, enabling people to send money abroad and collect remittances via their mobile phones.

Vodafone has signed the European Framework for safer mobile use by younger teenagers and children. Signatories to the framework are committed to developing national self-regulatory codes on child safety and mobile phones.

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17

My mission: to help a nurse in Africa
Goodbye drawer. Hello East Timor
Hey, I wanna be a saucepan handle
Not landfill. Please not landfill
They want me for charity
Give your old mobile a second life. Recycle it.
www.vodafonerecycleyourmobile.com
Make the most of now
fonebak
vodafone

Reuse and recycling
Mobile phones, accessories and the networks on which they operate require upgrading, replacement and decommissioning. During the 2007 financial year, over one million phones were collected for reuse and recycling through collection programmes in 16 mobile operating companies. 9,960 tonnes of network equipment waste was generated, with 97% of this sent for reuse or recycling, exceeding our target of 95%.

Energy use and climate change		Social investment

One of our most significant areas of impact is the energy use associated with the operation of our network, which accounts for more than 80% of the Group’s carbon dioxide emissions. In the 2007 financial year:		The Vodafone Group Foundation and its unique network of 19 local operating company and associate foundations have continued to implement a global social investment programme. The Group donated a total of £48.2 million to its foundations and a variety of causes across the globe.
•	Energy use was 2,690 GWh, equating to 1.23 million tonnes of carbon dioxide;
•	Network carbon dioxide emissions per unit of data transmitted decreased by 29%.
Vodafone Foundations – area of focus (%)
Total CO2– equivalent emissions (ktonnes CO2)

(1)	2004, 2005 and 2006 excludes Japan.
(2)	Arcor, Romania and the Czech Republic included for the first time in 2007 but Turkey not yet included.

Vodafone Group Plc Annual Review and Summary Financial Statement 2007

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18	The Board of Directors

Chairman
1. Sir John Bond, became Chairman of Vodafone Group Plc in July 2006 having previously served as a non-executive director of the Board, and is Chairman of the Nominations and Governance Committee. Sir John is a non-executive director of Ford Motor Company, USA and a director of Shui On Land Limited (Hong Kong SAR). He retired from the position of Group Chairman of HSBC Holdings plc in May 2006, after 45 years of service. Other previous roles include Chairman of HSBC Bank plc and director of The Hong Kong and Shanghai Banking Corporation and HSBC North America Holdings Inc. Previous non-executive directorships include the London Stock Exchange, Orange plc, British Steel plc and the Court of the Bank of England.	3. Vittorio Colao, Deputy Chief Executive, joined the Board in October 2006. He spent the early part of his career as a Partner in the Milan office of McKinsey & Co working on media, telecommunications and industrial goods and was responsible for recruitment. In 1996, he joined Omnitel Pronto Italia, which subsequently became Vodafone Italy, and was appointed Chief Executive in 1999. He was appointed Regional Chief Executive Officer, Southern Europe for Vodafone Group Plc in 2001, became a member of the Board in 2002 and was appointed to the role of Regional Chief Executive Officer for Southern Europe, Middle East and Africa for Vodafone in 2003. In 2004, he left Vodafone to join RCS MediaGroup, the leading Italian publishing company, where he was Chief Executive until he rejoined Vodafone.

Executive directors
2. Arun Sarin, Chief Executive, became a member of the Board in June 1999. He was appointed Chief Executive in July 2003 and is a member of the Nominations and Governance Committee. Arun joined Pacific Telesis Group in San Francisco in 1984 and has served in many executive positions in his 20 year career in telecommunications. He was a director of AirTouch Communications, Inc. from July 1995 and was President and Chief Operating Officer from February 1997 to June 1999. He was Chief Executive Officer for the Vodafone United States and Asia Pacific region until 15 April 2000, when he became a non-executive director. He has served as a director of The Gap, Inc., The Charles Schwab Corporation and Cisco Systems, Inc., and is a non-executive director of the Court of the Bank of England.	4. Andy Halford, Chief Financial Officer, joined the Board in July 2005. Andy joined Vodafone in 1999 as Financial Director for Vodafone Limited, the UK operating company, and in 2001 he became Financial Director for Vodafone’s Northern Europe, Middle East and Africa Region. In 2002, he was appointed Chief Financial Officer of Verizon Wireless in the US and is currently a member of the Board of Representatives of the Verizon Wireless partnership. Prior to joining Vodafone, he was Group Finance Director at East Midlands Electricity Plc. Andy holds a bachelors degree in Industrial Economics from Nottingham University and is a Fellow of the Institute of Chartered Accountants in England and Wales.

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Non-executive directors
5. John Buchanan, became Deputy Chairman and senior independent director in July 2006 and has been a member of the Board since April 2003. He is a member of the Nominations and Governance Committee and the Audit Committee and, solely for the purposes of relevant legislation, is the Board’s appointed financial expert on the Audit Committee. He retired from the board of directors of BP Plc in 2002 after six years as Group Chief Financial Officer and executive director, following a wide-ranging career with the company. He was a member of the United Kingdom Accounting Standards Board from 1997 to 2001. He is Chairman of Smith & Nephew plc, a non-executive director of AstraZeneca PLC and senior independent director of BHP Billiton Plc.

6. Dr Michael Boskin, became a member of the Board in June 1999 on completion of the merger with AirTouch Communications, Inc. and is Chairman of the Audit Committee and a member of the Remuneration Committee. He was a director of AirTouch from August 1996 to June 1999. He has been a Professor of Economics at Stanford University since 1971 and was Chairman of the President’s Council of Economic Advisers from February 1989 until January 1993. Michael is President and Chief Executive Officer of Boskin & Co., an economic consulting company, and is also a director of Exxon Mobil Corporation, Shinsei Bank Limited and Oracle Corporation.

7. Lord Broers, joined the Board in January 1998 and is a member of the Audit Committee and the Nominations and Governance Committee. He was President of the Royal Academy of Engineering until 2006 and is a former Vice-Chancellor of Cambridge University. He spent many years with IBM, in senior roles within the research and development function, and is a Fellow of the Royal Society, the Institute of Electrical Engineers and the Institute of Physics. Lord Broers is also a Foreign Associate of the US National Academy of Engineering, a trustee of the British Museum and Chairman of the House of Lords Science and Technology Select Committee. He chairs the Company’s UK pension trustee company. Lord Broers will retire from the Board at the conclusion of the Company’s AGM on 24 July 2007.

8. Alan Jebson, joined the Board in December 2006. He retired in May 2006 from his role as Group Chief Operating Officer of HSBC Holdings plc, a position which included responsibility for IT and Global Resourcing. During a long career with HSBC, Alan held various positions in IT, including the position of Group Chief Information Officer. His roles included responsibility for the group’s international systems, including the consolidation of HSBC and Midland systems following the acquisition of Midland Bank in 1993. He originally joined HSBC as Head of IT Audit in 1978 where, building upon his qualification as a chartered accountant, he built an international audit team and implemented controls in the group’s application systems. He is also a non-executive director of Experian Group plc and McDonald Dettweiler in Canada.

9. Nick Land, joined the Board in December 2006 and is a member of the Audit Committee. In June 2006 he retired as Chairman of Ernst & Young LLP after a distinguished career spanning 36 years with the firm. He became an audit partner in 1978 and held a number of management appointments before becoming Managing Partner in 1992. He was appointed Chairman and joined the Global Executive Board of Ernst & Young Global LLP in 1995. He is a non-executive director of Royal Dutch Shell, BBA Aviation and the Ashmore Group. He also sits on the Advisory Boards of Three Delta and the Cambridge Judge Business School, is a member of the National Gallery’s Finance and Audit Committees and is Chairman of the Practices Advisory Board of the Institute of Chartered Accountants in England and Wales.

10. Anne Lauvergeon, joined the Board in November 2005 and is a member of the Audit Committee. She is Chief Executive Officer of AREVA group, the leading French energy company, having been appointed to that role in July 2001. She started her professional career in 1983 in the iron and steel industry and in 1990 was named Adviser for Economic International Affairs at the French Presidency and Deputy Chief of its Staff in 1991. In 1995, she became a Partner of Lazard Frères & Cie, subsequently joining Alcatel Telecom as Senior Executive Vice President in March 1997. She was responsible for international activities and the group’s industrial shareholdings in the energy and nuclear fields. In 1999, she was appointed Chairman and Chief Executive Officer of COGEMA. Anne is currently also Vice Chairman of the Supervisory Board of Safran and a non-executive director of Total and Suez.

11. Professor Jürgen Schrempp, has been a member of the Board since May 2000 and is a member of the Remuneration Committee and the Nominations and Governance Committee. He is a former Chairman of the Board of Management of DaimlerChrysler and one of the principal architects of Daimler-Benz’s merger with Chrysler in 1998. He became Chairman of Daimler-Benz in 1995. Jürgen continues to hold the position of Non-Executive Chairman of DaimlerChrysler South Africa Limited and is a non-executive director of the South African Coal, Oil and Gas Corporation (SASOL), Compagnie Financière Richemont SA, Switzerland and South African Airways. Jürgen is Chairman Emeritus of the Global Business Coalition on HIV/AIDS and holds South Africa’s highest civilian award, the Order of Good Hope, conferred upon him by President Nelson Mandela.

12. Luc Vandevelde, joined the Board in September 2003 and is Chairman of the Remuneration Committee and a member of the Nominations and Governance Committee. He is a director of Société Générale. He is the Founder and Managing Director of Change Capital Partners LLP, a private equity fund. Luc was formerly Chairman of the Supervisory Board of Carrefour SA, Chairman of Marks & Spencer Group Plc and Chief Executive Officer of Promodes, and he has held senior European and international roles with Kraft General Foods.

13. Anthony Watson, was appointed to the Board in May 2006 and is a member of the Remuneration Committee. Prior to joining Vodafone, he was Chief Executive of Hermes Pensions Management Limited, a position he had held since 2002. Previously he was Hermes’ Chief Investment Officer, having been Managing Director of AMP Asset Management and the Chief International Investment Officer of Citicorp Investment Management from 1991 until joining Hermes in 1998. He is Chairman of Marks & Spencer Pension Trust Ltd, the Strategic Investment Board in Northern Ireland and the Asian Infrastructure Fund. He is also a non-executive director of Hammerson Group Plc and Witan Investment Trust Plc, and a member of the Financial Reporting Council.

14. Philip Yea, became a member of the Board in September 2005 and is a member of the Remuneration Committee. He is the Chief Executive Officer of 3i Group plc, having been appointed to that role in July 2004. Prior to joining 3i, he was Managing Director of Investcorp and, from 1997 to 1999, the Group Finance Director of Diageo plc following the merger of Guinness plc, where he was Finance Director, and Grand Metropolitan plc. He has previously held non-executive roles at HBOS plc and Manchester United plc.

Appointed since 31 March 2007
Simon Murray, has been appointed to the Board with effect from 1 July 2007. His career has been largely based in Asia, where he has held positions with Jardine Matheson, Deutsche Bank and Hutchison Whampoa where, as Group Managing Director, he oversaw the development and launch of mobile telecommunications networks in many parts of the world. He remains on the Boards of Cheung Kong Holdings Limited, Compagnie Financière Richemont SA, Macquarie (HK) Limited and Orient Overseas (International) Limited and is an Advisory Board Member of the China National Offshore Oil Corporation. He also sits on the Advisory Board of Imperial College in London.

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20	Summary of the Board’s Report to Shareholders on Directors’ Remuneration

Dear Shareholder
Since the introduction of the current Executive Remuneration Policy in 2002 (the “Policy”), the Remuneration Committee has conducted annual reviews to ensure that the Policy continues to serve the Company and shareholders.

As a result of this year’s review, the Remuneration Committee has concluded that the existing Policy remains appropriate but intends to make four changes. These are as follows:

•	The comparator group for the relative Total Shareholder Return (“TSR”) performance condition on the Group Long Term Incentive Plan (“GLTI”) Shares will be changed from all of the companies in the FTSE Global Telecommunications Index to the top 50% of companies in the FTSE Global Telecommunications Index by market capitalisation, which will allow us to calculate the ranking on an unweighted basis;
•	The vesting curve on the relative TSR performance condition will be changed to a straight line between threshold and maximum;
•	A fifth performance measure will be added to the Group Short Term Incentive Plan (“GSTIP”), which will focus participants on the development of total communication services; and
•	The performance condition on the Deferred Share Bonus (“DSB”) has changed from two year adjusted EPS to a two year cumulative adjusted free cash flow target.

The key principles of the Policy, which are being maintained, are:

•	The expected value of total remuneration will be benchmarked against the relevant market;
•	A high proportion of total remuneration will be delivered through performance related payments;
•	Performance measures will be balanced between absolute financial measures and sector comparative measures to achieve maximum alignment between executive and shareholder objectives;
•	The majority of performance related remuneration will be provided in the form of equity; and
•	Share ownership requirements will be applied to executive directors.

The Remuneration Committee continues to monitor how well incentive awards made in previous years align with the Company’s performance. The Policy continues to work well and forecast rewards are commensurate with actual performance. I am confident that the Policy continues to align executives’ and shareholders’ interests, whilst enabling the Company to engage a high calibre team to successfully lead the Company. I hope that we receive your support at the AGM on 24 July 2007.

Luc Vandevelde
Chairman of the Remuneration Committee
29 May 2007

Introduction
At the 2007 AGM shareholders will be invited to vote on the Board’s Report to Shareholders on Directors’ Remuneration. This Annual Review and Summary Financial Statement contains only a summary of the full report, which is set out in the Company’s Annual Report, a copy of which is available on the Company’s website at www.vodafone.com/investor

The Board has delegated to the Remuneration Committee the assessment and recommendation of policy on remuneration for executive directors. The Committee is chaired by Luc Vandevelde. Its members are Dr Michael Boskin, Professor Jürgen Schrempp, Anthony Watson and Philip Yea.

The following chart shows the performance of the Company relative to the FTSE 100 index and the FTSE Global Telecommunications index, which are the most relevant indices for the Company.

Historical TSR Performance Growth in the value of a hypothetical £100 holding up to 31 March 2007 FTSE Global Telecommunications and FTSE 100 comparison based on spot values.

Graph provided by Towers Perrin and calculated according to a methodology that is compliant with the requirements of Schedule 7A of the Companies Act.
Data Sources: FTSE and Datastream

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21

Remuneration structure and performance
The structure of remuneration for executive directors under the Policy (excluding pensions) is illustrated to the right. The Policy’s key objective is to ensure that there is a strong linkage between pay and performance. This is achieved by approximately 80% of the total package (excluding pensions) being delivered through performance linked short, medium and long term incentive plans. The Remuneration Committee selects performance measures for incentive plans that provide the greatest degree of alignment with the Company’s strategic goals and that are clear and transparent to both directors and shareholders.

Summary of the components of executive directors’ remuneration

					2006/07		2007/08
	Purpose		Grant policy		Performance measure(s)		Performance measure(s)

Base salary	•	Reflects competitive market level,	•	Benchmarked against top	•	Individual contribution	•	Individual contribution
		role and individual achievement		European companies

Group Short Term	•	Motivates achievement of	•	100% on target bonus, 200%	•	Adjusted operating profit (30%)	•	Adjusted operating profit (30%)
Incentive Plan (GSTIP)		annual business KPIs		maximum bonus for all Main	•	Free cash flow (20%)	•	Free cash flow (20%)
	•	Aligns with new business strategy		Board executive directors	•	Revenue (35%)	•	Total service revenue (25%)
			•	Bonus can be taken in cash or	•	Customer satisfaction (15%)	•	Total communications revenue (10%)
				deferred into shares for two years			•	Customer satisfaction (15%)

Deferred Share Bonus	•	Provides incentive to co-invest	•	The entire bonus must be deferred	•	Two year adjusted EPS growth (for	•	Two year adjusted free cash flow
(DSB)	•	Motivates achievement of		into shares to participate in the DSB		the award granted in July 2006		(for the award to be granted in
		medium term KPIs	•	50% of the value of the deferred		based on the 05/06 GSTIP)		July 2007 based on the 06/07 GSTIP)
	•	Aligns executives’ and shareholders’ interests		bonus conditionally awarded in shares

Global Long Term	•	Incentivises earnings growth	•	CEO – 250% of base salary	•	Three year adjusted EPS growth	•	Three year adjusted EPS growth
Incentive Plan (GLTI)		and share price growth		expected value for overall GLTI
Options	•	Aligns executives’ and		(options and performance shares)
		shareholders’ interests	•	Other Main Board executives –
200% of base salary expected
value for overall GLTI (options
and performance shares)

Global Long Term	•	Incentivises share price and	•	CEO – 250% of base salary	•	Relative TSR against the	•	Relative TSR against the top 50%
Incentive Plan (GLTI)		dividend growth		expected value for overall GLTI		companies in the FTSE Global		of companies in the FTSE Global
Shares	•	Aligns executives’ and		(options and performance shares)		Telecommunications Index		Telecommunications Index by
		shareholders’ interests	•	Other Main Board executives –				market capitalisation
200% of base salary expected
value for overall GLTI (options
and performance shares)

Pensions
The Chief Executive, Arun Sarin, is provided with a defined contribution pension arrangement to which the Company contributes 30% of base salary.

Vittorio Colao has elected to take a cash allowance of 30% of base salary in lieu of pension contributions.

Andy Halford is a member of the Vodafone UK defined benefit scheme subject to a pensionable salary cap of £110,000. The Company has paid a cash allowance of 30% of base salary in excess of the pensionable salary.

Sir Julian Horn-Smith elected to receive his pension from 6 April 2006, prior to his actual retirement from the Company. In addition to his pension, the Remuneration Committee authorised a pension allowance of 30% of base salary for the four months from the date he took his pension to the date of his retirement.

Thomas Geitner was entitled to a defined benefit pension of 40% of salary from a normal retirement age of 60. On early retirement, the pension may be reduced if he has accrued less than 10 years of Board service.

Thomas Geitner left the Company on 31 December 2006 with a contractual entitlement to a pension, representing 30% of his final base salary. This pension can be paid in full with effect from 1 January 2008 providing he does not commence employment with a competitor.

Non-executive directors’ remuneration
A full review of non-executive directors’ fees was carried out in February 2007 taking into account market data and current market trends provided by Towers Perrin. As a result of this review the revised fees payable from 1 April 2007 are as follows:

Fees payable from
1 April 2007
£’000

Chairman	525
Deputy Chairman and Senior Independent Director	145
Basic non-executive director fee	105
Chairmanship of Audit Committee	25
Chairmanship of Remuneration Committee	20
Chairmanship of Nominations and Governance Committee	15

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22	Summary of the Board’s Report to Shareholders on Directors’ Remuneration

continued

In addition, an allowance of £6,000 is payable each time a non-Europe based non-executive director is required to travel to attend Board and Committee meetings, to reflect the additional time commitment involved.

Service contracts and appointments of directors
The service contracts of all current executive directors have rolling terms and are terminable by either party on one year’s notice.

Vittorio Colao was appointed as the Company’s Deputy Chief Executive with effect from 9 October 2006.

Thomas Geitner left the Company on 31 December 2006 and received salary and compensation for loss of office in accordance with his legal entitlement. The total payment was £1.7 million.

Peter Bamford left the Company on 1 April 2006. He received compensation for loss of office in accordance with his legal entitlement of £1.06 million.

Sir Julian Horn-Smith retired after the AGM on 25 July 2006. Lord MacLaurin retired as the Company’s Chairman following the AGM on 25 July 2006.

Sir John Bond was appointed as Chairman of the Company with effect from the AGM on 25 July 2006. The appointment is indefinite and may be terminated by either party on one year’s notice.

Paul Hazen stepped down from the role of Deputy Chairman following the AGM on 25 July 2006. John Buchanan was appointed into this role on the same date.

Penny Hughes stepped down from the Board on 25 July 2006.

Anthony Watson was appointed to the Board as a non-executive director with effect from 1 May 2006 and Alan Jebson and Nick Land were appointed to the Board as non-executive directors with effect from 1 December 2006.

The remuneration of the directors serving during the year ended 31 March 2007 was as follows:

	Salary/fees		Incentive schemes		(1)	Benefits		Other		(2)	Total

	2007	2006	2007	2006		2007	2006	2007	2006		2007	2006
	£’000	£’000	£’000	£’000		£’000	£’000	£’000	£’000		£’000	£’000

Chairman
Lord MacLaurin	390	520	–	–		37	57	–	–		427	577
Sir John Bond	363	95	–	–		11	–	–	–		374	95
Deputy Chairman
Paul Hazen	59	173	–	–		157	–	–	–		216	173
John Buchanan	119	95	–	–		15	–	–	–		134	95
Chief Executive
Arun Sarin	1,272	1,254	1,928	1,424		49	54	–	–		3,249	2,732
Executive directors
Vittorio Colao	383	–	500	–		58	–	115	–		1,056	–
Andy Halford	592	342	897	396		56	16	145	–		1,690	754
Thomas Geitner(3)	574	734	–	851		186	148	2,003	–		2,763	1,733
Sir Julian Horn-Smith	345	1,022	345	1,169		102	48	103	–		895	2,239
Non-executive directors
Dr Michael Boskin	139	144	–	–		–	–	–	–		139	144
Lord Broers	95	95	–	–		14	–	–	–		109	95
Anne Lauvergeon	95	40	–	–		–	–	–	–		95	40
Professor Jürgen Schrempp	95	95	–	–		–	–	–	–		95	95
Luc Vandevelde	110	105	–	–		1	–	–	–		111	105
Philip Yea	95	55	–	–		–	–	–	–		95	55
Anthony Watson	87	–	–	–		–	–	–	–		87	–
Nick Land	32	–	–	–		–	–	–	–		32	–
Alan Jebson	32	–	–	–		–	–	–	–		32	–
Penny Hughes	30	100	–	–		–	–	–	–		30	100
Former directors(4)	–	–	–	–		–	–	1,470	1,283		1,470	1,283

	4,907	4,869	3,670	3,840		686	323	3,836	1,283		13,099	10,315

Notes:
(1)	These figures are the cash equivalent value of the base share awards under the Vodafone Group Short Term Incentive Plan applicable to the year ended 31 March 2007. These awards are in relation to the performance achievements against targets in adjusted operating profit, revenue, free cash flow and customer delight for the 2007 financial year.
(2)	Other compensation includes the value of the cash allowance taken by some individuals in lieu of pension contributions. Other compensation also includes payments made in respect of loss of office.
(3)	Thomas Geitner received a payment of £1,715,478 for compensation for loss of office. He was also eligible for his bonus for the year to date of £574,338, which was waived in return for six equal payments of £95,723 per month for six months. These payments run from January 2007 to June 2007 and are contingent on him not commencing employment with a competitor.
(4)	Under the terms of his agreement, Peter Bamford received his termination payment as set out in the 2006 Annual Report. The £1.47 million is in respect of his £1.06 million severance agreement, with the remaining £0.41 million being a cash allowance paid in lieu of his FURBs contributions prior to A-day.

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23

Pensions
Pension benefits earned by the directors serving during the year ended 31 March 2007 were:

Name of Director	Total accrued benefit at 31 March 2007 £’000	(1)	Change in accrued benefit over the year £’000	(1)	Transfer value at 31 March 2006 £’000	(2)	Transfer value at 31 March 2007 £’000	(2)	Change in transfer value over year less member contributions £’000	Change in accrued benefit in excess of inflation £’000	Transfer value of change in accrued benefit net of member contributions £’000	Employer allocation/ contribution to defined contribution plans £’000

Arun Sarin	–		–		–		–		–	–	–	382.0
Vittorio Colao(3)	–		–		–		–		–	–	–	–
Andy Halford(4)	17.0		3.7		182.8		223.4		36.7	3.2	38.1	–
Thomas Geitner(5)	232.1		116.3		1,971.4		5,138.9		3,167.5	112.1	2,482.0	–
Sir Julian Horn-Smith(6)	605.2		–		13,231.0		15,186.5		1,955.5	–	–	–

Notes:
(1)	The accrued pension benefits earned by the directors are those which would be paid annually on retirement, based on service to the end of the year, at the normal retirement age. The increase in accrued pension excludes any increase for inflation.
(2)	The transfer values have been calculated on the basis of actuarial advice in accordance with the Faculty and Institute of Actuaries’ Guidance Note GN11. No director elected to pay additional voluntary contributions. The transfer values disclosed above do not represent a sum paid or payable to the individual director. Instead they represent a potential liability of the pension scheme.
(3)	Vittorio Colao has elected to take a 30% pension allowance as cash. This allowance is included in the ‘Other’ category for the year in the directors’ remuneration table.
(4)	Andy Halford is a member of the Vodafone UK defined benefit scheme for salary up to the scheme cap of £110,000. On base salary in excess of this cap he receives 30% pension allowance, which he has elected to take as cash. This allowance is included in the ‘Other’ category for the year in the directors’ remuneration table.
(5)	Thomas Geitner will be eligible to receive his pension from 1 January 2008. The increase in transfer value is due to an increase in value from taking early retirement. This is caused by the method of valuation adopted by German actuarial practice.
(6)	Sir Julian Horn-Smith retired for pensions purposes on 6 April 2006 and took a lump sum of £1,361,601. The figures in the table exclude allowance for this figure. If allowance is included, in accordance with Companies Act Regulations, the transfer value at 31 March 2007 becomes £13,538,000 (based on a pension in payment of £531,115 p.a.) and the change in value over the year becomes £307,000.

Beneficial interests
The directors’ beneficial interests in the ordinary shares of the Company, which include interests in the Vodafone Share Incentive Plan, but which exclude interests in the Vodafone Group share option schemes and the Vodafone Group short term incentive or long term incentives, are shown below:

				1 April 2006 or
	6 April 2007	31 March 2007		date of appointment

Sir John Bond	207,620	207,620		134,423
John Buchanan	191,913	191,913	(4)	208,124
Arun Sarin(1)	5,994,854	5,994,854		4,932,560
Vittorio Colao(2)	–	–		–
Andy Halford	350,632	350,632		107,895
Dr Michael Boskin	10,000	10,000		212,500
Lord Broers	18,887	18,887	(4)	20,483
Anne Lauvergeon	27,125	27,125	(4)	31,000
Professor Jürgen Schrempp	8,750	8,750	(4)	10,000
Luc Vandevelde	17,500	17,500	(4)	20,000
Philip Yea	61,250	61,250	(4)	70,000
Anthony Watson(3)	100,000	100,000		–
Nick Land(3)	25,000	25,000		–
Alan Jebson(3)	75,000	75,000		–

Notes:
(1)	Arun Sarin also has a non-beneficial interest as the trustee of two family trusts, each holding 5,005 shares.
(2)	Vittorio Colao was appointed to the Board on 9 October 2006.
(3)	Non-executive directors appointed to the Board as follows: Anthony Watson – 1 May 2006; Nick Land – 1 December 2006 and Alan Jebson – 1 December 2006.
(4)	The reduction in holding is solely as a result of the return of capital and share consolidation in July 2006.

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24	Summary Financial Information

Summary Consolidated Income Statement
for the years ended 31 March

		2007		2006
	Note	£m		£m

Revenue	2	31,104		29,350
Cost of sales		(18,725)		(17,070)

Gross profit		12,379		12,280
Selling and distribution expenses		(2,136)		(1,876)
Administrative expenses		(3,437)		(3,416)
Share of result in associated undertakings		2,728		2,428
Impairment losses	3	(11,600)		(23,515)
Other income and expense		502		15

Operating loss	2	(1,564)		(14,084)
Non-operating income and expense		4		(2)
Investment income		789		353
Financing costs		(1,612)		(1,120)

Loss before taxation		(2,383)		(14,853)
Income tax expense		(2,423)		(2,380)

Loss for the financial year from continuing operations		(4,806)		(17,233)
Loss from discontinued operations		(491)		(4,588)

Loss for the financial year		(5,297)		(21,821)

Attributable to:
Equity shareholders		(5,426)		(21,916)
Minority interests		129		95

		(5,297)		(21,821)

Basic and diluted loss per share	4
From continuing operations		(8.94	)p	(27.66	)p
From discontinued operations		(0.90	)p	(7.35	)p

Loss for the financial year		(9.84	)p	(35.01	)p

Summary Consolidated Statement of Recognised Income and Expense
for the years ended 31 March

	2007	2006
	£m	£m

Gains on revaluation of available-for-sale investments, net of tax	2,108	705
Exchange differences on translation of foreign operations, net of tax	(3,804)	1,494
Actuarial gains/(losses) on defined benefit pension schemes, net of tax	50	(30)
Revaluation gain	–	112
Transfer to the income statement on disposal of foreign operations	838	36

Net (expense)/income recognised directly in equity	(808)	2,317
Loss for the financial year	(5,297)	(21,821)

Total recognised income and expense relating to the financial year	(6,105)	(19,504)

Attributable to:
Equity shareholders	(6,210)	(19,607)
Minority interests	105	103

	(6,105)	(19,504)

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25

Summary Consolidated Balance Sheet
at 31 March

	2007	2006
	£m	£m

Non-current assets
Goodwill	40,567	52,606
Other intangible assets	15,705	16,512
Property, plant and equipment	13,444	13,660
Investments in associated undertakings	20,227	23,197
Other investments	5,875	2,119
Deferred tax assets	410	140
Post employment benefits	82	19
Trade and other receivables	494	361

	96,804	108,614

Current assets
Inventory	288	297
Taxation recoverable	21	8
Trade and other receivables	5,023	4,438
Cash and cash equivalents	7,481	2,789

	12,813	7,532

Assets included in disposal group held for resale	–	10,592

Total assets	109,617	126,738

Equity
Called up share capital	4,172	4,165
Share premium account	43,572	52,444
Own shares held	(8,047)	(8,198)
Additional paid-in capital	100,185	100,152
Capital redemption reserve	9,132	128
Accumulated other recognised income and expense	3,306	4,090
Retained losses	(85,253)	(67,356)

Total equity shareholders’ funds	67,067	85,425
Minority interests	226	(113)

Total equity	67,293	85,312

Non-current liabilities
Long term borrowings	17,798	16,750
Deferred tax liabilities	4,626	5,670
Post employment benefits	123	120
Provisions	296	265
Trade and other payables	535	566

	23,378	23,371

Current liabilities
Short term borrowings	4,817	3,448
Current taxation liabilities	5,088	4,448
Trade and other payables	8,774	7,477
Provisions	267	139

	18,946	15,512

Liabilities included in disposal group held for resale	–	2,543

Total equity and liabilities	109,617	126,738

The Summary Financial Statement was approved by the Board of directors on 29 May 2007 and was signed on its behalf by:

Arun Sarin	Andy Halford
Chief Executive	Chief Financial Officer

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26	Summary Financial Information

continued

Summary Consolidated Cash Flow Statement
for the years ended 31 March

	2007	2006
	£m	£m

Net cash flows from operating activities	10,328	11,841

Cash flows from investing activities
Purchase of interests in subsidiary undertakings and joint ventures, net of cash acquired	(2,805)	(4,186)
Disposal of interests in subsidiary undertakings, net of cash disposed	6,767	599
Disposal of interests in associated undertakings	3,119	–
Purchase of intangible assets	(899)	(690)
Purchase of property, plant and equipment	(3,633)	(4,481)
Disposal of property, plant and equipment	34	26
Purchase of investments	(172)	(57)
Disposal of investments	80	1
Dividends received from associated undertakings	791	835
Dividends received from investments	57	41
Interest received	526	319

Net cash flows from investing activities	3,865	(7,593)

Cash flows from financing activities
Issue of ordinary share capital and reissue of treasury shares	193	356
Net movement in short term borrowings	953	708
Proceeds from the issue of long term borrowings	5,150	5,256
Repayment of borrowings	(1,961)	(1,371)
Loans repaid to associated undertakings	–	(47)
Purchase of treasury shares	(43)	(6,457)
‘B’ share capital redemption	(5,713)	–
‘B’ share preference dividends paid	(3,291)	–
Equity dividends paid	(3,555)	(2,749)
Dividends paid to minority shareholders in subsidiary undertakings	(34)	(51)
Interest paid	(1,051)	(721)

Net cash flows used in financing activities	(9,352)	(5,076)

Net cash flows	4,841	(828)
Cash and cash equivalents at the beginning of the financial year	2,932	3,726
Exchange (loss)/gain on cash and cash equivalents	(315)	34

Cash and cash equivalents at the end of the financial year	7,458	2,932

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27

Notes to the Summary Financial Statement

1. Basis of preparation
The Summary Financial Statement is prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Summary Financial Statement is also prepared in accordance with IFRS adopted by the European Union (“EU”), the Companies Act 1985 and Article 4 of the EU IAS Regulations. Full accounts for the year ended 31 March 2007, incorporating an unqualified Auditors’ Report, will be fi led with the Registrar of Companies following the Company’s Annual General Meeting, to be held on 24 July 2007.

2. Segmental analysis
The Group has one business segment, being the supply of communications services and products. During the 2007 financial year, the Group changed the structure of its organisation and the results for all periods are presented in accordance with the new structure. Analyses of revenue and operating result by geographical region for the Group’s continuing operations are as follows:

	Year ended 31 March 2007			Year ended 31 March 2006

		Intra-			Intra-
	Segment	segment	Group	Segment	segment	Group
	revenue	revenue	revenue	revenue	revenue	revenue
Revenue	£m	£m	£m	£m	£m	£m

Germany	5,443	(123)	5,320	5,754	(143)	5,611
Italy	4,245	(44)	4,201	4,363	(39)	4,324
Spain	4,500	(106)	4,394	3,995	(100)	3,895
UK	5,124	(54)	5,070	5,048	(50)	4,998
Arcor	1,441	(27)	1,414	1,320	(34)	1,286
Other Europe	4,275	(82)	4,193	4,697	(78)	4,619

Total Europe	25,028	(436)	24,592	25,177	(444)	24,733

Eastern Europe	2,477	–	2,477	1,435	–	1,435
Middle East, Africa & Asia	2,565	–	2,565	1,784	–	1,784
Pacific	1,399	–	1,399	1,335	–	1,335

Total EMAPA	6,441	–	6,441	4,554	–	4,554

Common Functions			168			145
Inter-region revenue			(97)			(82)

Total			31,104			29,350

	Year ended 31 March 2007			Year ended 31 March 2006

Adjusted operating profit	Operating (loss)/profit £m	Other adjustments £m (1)	Adjusted operating profit £m	Operating (loss)/profit £m	Other adjustments £m (2)	Adjusted operating profit £m

Germany	(5,345)	6,699	1,354	(17,904)	19,400	1,496
Italy	(3,325)	4,900	1,575	(1,928)	3,600	1,672
Spain	1,100	–	1,100	968	–	968
UK	511	–	511	698	–	698
Arcor	171	–	171	139	–	139
Other Europe	936	–	936	466	512	978

Total Europe	(5,952)	11,599	5,647	(17,561)	23,512	5,951

Eastern Europe	184	–	184	176	–	176
Middle East, Africa & Asia	694	–	694	523	–	523
Pacifi c	159	–	159	140	–	140
Associates – US	2,080	(3)	2,077	1,732	–	1,732
Associates – Other	1,150	(508)	642	683	(17)	666

Total EMAPA	4,267	(511)	3,756	3,254	(17)	3,237

Common Functions	121	7	128	223	(12)	211

Total	(1,564)	11,095	9,531	(14,084)	23,483	9,399

Notes:
(1)	Comprises impairments to the carrying value of goodwill relating to the mobile operations in Germany and Italy amounting to £11,600 million offset by £511 million of non-operating income in relation to the Group’s associated undertakings and £6 million of other items.
(2)	Comprises impairments to the carrying value of goodwill relating to the mobile operations in Germany, Italy and Sweden amounting to £23,515 million offset by £17 million of non-operating income in relation to the Group’s associated undertakings and £15 million of other items.

Vodafone Group Plc Annual Review and Summary Financial Statement 2007

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28	Summary Financial Information

continued

Notes to the Summary Financial Statement
continued

3. Impairment losses
During the year ended 31 March 2007, the Group recorded impairment losses of £11,600 million (2006: £23,515 million) in relation to the carrying value of goodwill in the Group’s operations in Germany (£6,700 million) and Italy (£4,900 million). The impairment in Germany resulted from an increase in long term interest rates, which led to higher discount rates along with increased price competition and continued regulatory pressures in the German market. The impairment in Italy resulted from an increase in long term interest rates and the estimated impact of legislation cancelling the fi xed fees for the top up of prepaid cards and the related competitive response in the Italian market. The increase in interest rates accounted for £3,700 million of the reduction in value during the year.

4. (Loss)/earnings per share
	Years ended 31 March

	2007		2006
	£m		£m

Loss for the financial year attributable to equity shareholders	(5,426)		(21,916)
Loss from discontinued operations attributable to equity shareholders(1)	494		4,598

Loss from continuing operations	(4,932)		(17,318)
Adjustments:
– Impairment losses	11,600		23,515
– Other items(2)	(457)		131

Adjusted profit from continuing operations	6,211		6,328

Weighted average number of shares for basic and diluted earnings per share (millions)	55,144		62,607

Adjusted basic and diluted earnings per share from continuing operations	11.26	p	10.11	p

Notes:
(1)	On 27 April 2006, the Group completed the sale of its 97.7% interest in Vodafone Japan to Softbank. The Group’s operations in Japan are presented as discontinued operations.
(2)	Includes share of non-operating income of associated undertakings, other income and expense, foreign exchange gains and losses, tax and changes in the fair value of equity put rights and similar arrangements.

5. Dividends
The Board has proposed a final dividend for the year ended 31 March 2007 of 4.41 pence per share totalling £2,331 million which has not been recognised as a liability (2006: 3.87 pence per share totalling £2,328 million).

6. Summary of differences between IFRS and US GAAP
The results for the year have been prepared in accordance with IFRS, which differ in certain significant respects from US Generally Accepted Accounting Principles (“US GAAP”). A description of the relevant accounting principles which differ materially is provided within Vodafone Group Plc’s Annual Report for the year ended 31 March 2007. The effects of these differing accounting principles are as follows:

	Years ended 31 March

	2007	2006
	£m	£m

Revenue (IFRS)	31,104	29,350
Adjustments	(5,745)	(5,594)

Revenue (US GAAP)	25,359	23,756

Loss for the financial year (IFRS)	(5,297)	(21,821)
Adjustments	972	8,551

Net loss (US GAAP)	(4,325)	(13,270)

Total equity (IFRS)	67,293	85,312
Adjustments	3,788	1,672

Shareholders’ equity (US GAAP)	71,081	86,984

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29

Use of non-GAAP financial information

In presenting and discussing the Group’s reported financial position, operating results and cash flows, certain information is derived from amounts calculated in accordance with IFRS but this information is not itself an expressly permitted GAAP measure. Such non-GAAP measures should not be viewed in isolation as alternatives to the equivalent GAAP measure.

A summary of certain non-GAAP measures included in this Annual Review and Summary Financial Statement is shown below:

Non-GAAP measure	Equivalent GAAP measure

Group EBITDA	Operating loss

Adjusted operating profit	Operating loss

Adjusted earnings per share	Loss per share

Free cash flow	Net cash flows from operating activities

Net debt	Borrowings

Proportionate revenue	Revenue

Proportionate EBITDA	Operating loss

Independent Auditors’ Statement to the Members of Vodafone Group Plc

We have examined the Summary Financial Statement which comprises the Summary of the Board’s Report to Shareholders on Directors’ Remuneration, Summary Consolidated Income Statement, Summary Consolidated Statement of Recognised Income and Expense, Summary Consolidated Balance Sheet, Summary Consolidated Cash Flow Statement and notes 1 to 6 to the Summary Financial Statement.

This report is made solely to the Company’s members, as a body, in accordance with section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept, or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, for our audit report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the Annual Review and Summary Financial Statement in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the Summary Financial Statement with the full annual financial statements and the Board’s Report to the Shareholders on Directors’ Remuneration of Vodafone Group Plc for the year ended 31 March 2007, and its compliance with the relevant requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder.

We also read the other information contained in the Annual Review and Summary Financial Statement as described in the contents section, and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary Financial Statement.

Basis of opinion
We conducted our work in accordance with bulletin 1999/6 The Auditors’ Statement on the Summary Financial Statement issued by the Auditing Practices Board for use in the United Kingdom.

Our report on the Company’s full annual financial statements describes the basis of our audit opinions on those financial statements and the Board’s Report to the Shareholders on Directors’ Remuneration.

Opinion
In our opinion, the Summary Financial Statement is consistent with the full annual financial statements and the Board’s Report to the Shareholders on Directors’ Remuneration of Vodafone Group Plc for the year ended 31 March 2007 and complies with the applicable requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors, London
29 May 2007

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30	Shareholder Information

Financial calendar for the 2008 financial year
Interim results announcement: 13 November 2007
Preliminary announcement of full year results: 27 May 2008

The Company does not intend to publish future results’ announcements in the press; they will be available online at www.vodafone.com

Annual General Meeting
The twenty-third AGM of the Company will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1, England, on 24 July 2007 at 11.00 am.

The AGM will be transmitted via a live webcast and can be viewed on the Company’s website – www.vodafone.com/agm – on the day of the meeting. A recording will be available to view after that date.

Markets
Ordinary shares of Vodafone Group Plc are traded on the London Stock Exchange and in the form of American Depositary Shares (‘ADSs’), on the New York Stock Exchange.

ADSs, each representing ten ordinary shares, are traded on the New York Stock Exchange under the symbol of ‘VOD’. The ADSs are evidenced by American Depositary Receipts (‘ADRs’).

ADS holders are not members of the Company but may instruct The Bank of New York on the exercise of voting rights relative to the number of ordinary shares represented by their ADSs.

Dividends
Set out below is information relevant to the final dividend for the financial year ended 31 March 2007.

Ex-dividend date	6 June 2007
Record date	8 June 2007
Dividend reinvestment plan
last election date	13 July 2007
Dividend payment date	3 August 2007(1)

(1) Payment date for both ordinary shares and ADSs.

Dividend payment methods Holders of ordinary shares can:
•	have cash dividends paid direct to a bank account or building society account; or
•	have cash dividends paid in the form of a cheque; or
•	elect to reinvest cash dividends to purchase more Vodafone shares under the Dividend Reinvestment Plan (see below).

If a holder of ordinary shares does decide to receive cash dividends, it is recommended that these are paid directly to the shareholder’s bank or building society account via BACS, for UK account holders, or EFTS, for Irish account holders. Ordinary shareholders resident outside the UK and

Eurozone can also have their dividends paid into their bank account directly via the Company’s Registrars Global Payments Service. Details and terms and conditions may be viewed at www.computershare.com/uk/investor/GPS. This avoids the risk of cheques being lost in the post and means the dividend will be in the shareholder’s account on the dividend payment date. The shareholder will be sent a tax voucher confirming the amount of dividend and the account into which it has been paid.

Please contact the Company’s Registrars for further details.

Holders of ADSs can:
•	have cash dividends paid direct to a bank account; or
•	have cash dividends paid in the form of a cheque; or
•	elect to have dividends reinvested to purchase additional Vodafone ADSs (see page 31 for contact details).

Dividends and US holders
Holders of ADSs evidenced by ADRs are generally eligible for all dividends or other entitlements attached to the underlying shares of Vodafone Group Plc and to receive cash dividends in US dollars.

A US holder is subject to US federal income tax on the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for US federal income tax purposes). Dividends paid to a non-corporate US holder in tax years beginning before 1 January 2011 that constitute qualified dividend income will be taxable to the holder at a maximum rate of 15%, provided that the ordinary shares or ADSs are held for more than 60 days during the 121 day period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. Dividends paid by the Company with respect to the ADSs will generally be qualified dividend income.

A US holder is not subject to a UK withholding tax. The US holder includes in gross income for US federal income tax purposes only the amount of the dividend actually received from the Company, and the receipt of a dividend does not entitle the US holder to a foreign tax credit.

Dividends must be included in income when the US holder, in the case of shares, or the Depository, in the case of ADSs, actually or constructively receives the dividend and will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Dividends will be income from sources outside the United States.

US holders unsure of their tax position should consult their independent tax adviser.

Dividend reinvestment
The Company offers a Dividend Reinvestment Plan which allows holders of ordinary shares who choose to participate to use their cash dividends to acquire additional shares in the Company. These are purchased on their behalf by the

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31

Plan Administrator through a low cost dealing arrangement. Further details can be obtained from the Plan Administrator on +44 (0) 870 702 0198.

For ADS holders, The Bank of New York maintains a Global BuyDIRECT Plan for the Company, which is a direct purchase and sale plan for depositary receipts, with a dividend reinvestment facility. For additional information, please call toll-free from within the US on 1 800 233 5601, or write to Vodafone Group Plc, C/O The Bank of New York, Investment Services Department, P.O. Box 1958, Newark, New Jersey 07101-9774, USA. For calls from outside the US, call +1 212 815 3700 and enter company number 2190. Please note that this number is not toll-free.

Shareholder enquiries
If you hold ordinary shares and have any questions about the administration of your shareholding, such as change of address, dividend payment instructions or consolidation of ordinary share accounts, please contact the Company’s Registrars: Computershare Investor Services Plc, PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH, England. Telephone: + 44 (0) 870 702 0198.
Email: web.queries@computershare.co.uk

For ordinary shareholders resident in Ireland, contact: Computershare Investor Services (Ireland) Limited, PO Box 9742, Dublin 18, Ireland. Telephone: 0818 300 999.
Email: web.queries@computershare.ie

The Depositary Bank for the Company’s ADR programme is The Bank of New York, Investor Relations Department, P.O. Box 11258, Church St. Station, New York, NY 10286-1258, USA. Telephone: 1 800 233 5601 (toll-free).

ADS holders should address any queries or instructions regarding their holding to The Bank of New York at the above address or telephone number.

Online shareholder services
The Company provides a number of shareholder services online at www.vodafone.com/shareholder, where shareholders may:

•	register to receive electronic shareholder communications. Benefits to shareholders include faster receipt of communications such as Annual Reports, with cost and time savings for the Company. Electronic shareholder communications are also more environmentally friendly;
•	view a live webcast of the AGM of the Company on 24 July 2007. A recording will be available to view after that date;
•	view and/or download the Annual Report and the Annual Review and Summary Financial Statement 2007;
•	check the current share price;
•	calculate dividend payments; and
•	use interactive tools to calculate the value of shareholdings, look up the historic price on a particular date and chart Vodafone ordinary share price changes against indices.

Shareholders and other interested parties can also receive Company press releases, including London Stock Exchange announcements, by registering for Vodafone News via the Company’s website at www.vodafone.com/news

Registering for Vodafone News will enable users to:

•	access the latest news from their mobile; and
•	have news automatically emailed to them.

Consolidation of ordinary share accounts
Shareholders whose total registered shareholding is represented by more than one account, evidenced by the receipt of duplicate copies of communications from the Company to shareholders, and who wish to have their holdings consolidated should send an appropriate letter of instruction to the Company’s Registrars.

ShareGift
The Company supports ShareGift, the charity share donation scheme (registered charity number 1052686).

Through ShareGift, shareholders who have only a very small number of shares which might be considered uneconomic to sell are able to donate them to charity. Further details about ShareGift can be obtained from its website at www.ShareGift.org or by contacting ShareGift at 5 Lower Grosvenor Place, London SW1W OEJ, England. Telephone: +44 (0) 20 7828 1151.

The Unclaimed Assets Register
The Company participates in the Unclaimed Assets Register, which provides a search facility for financial assets which may have been forgotten and which donates a proportion of its public search fees to a group of three UK charities (Age Concern, NSPCC and Scope). For further information, contact The Unclaimed Assets Register, Cardinal Place, 6th Floor, 80 Victoria Street, London SW1E 5JL, England, (telephone: +44 (0) 870 241 1713), or visit its website at www.uar.co.uk

Annual Report
A copy of the full Annual Report is available on the Company’s website www.vodafone.com or may be obtained by writing to the Investor Relations Department, Vodafone Group Plc at the Company’s registered office.

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32	Glossary

Financial

Adjusted operating profit	Operating profit excluding non-operating income of associates, impairment losses (such as on goodwill) and other income and expense

ARPU	Average revenue per user is service revenue (revenue relating to ongoing services and therefore excludes items such as handset revenue and one-off connection fees) divided by the weighted average number of customers during the period

Churn	A measure of how many customers leave a network operator – calculated as total customer disconnections in the period divided by the average total customers in the period

Customer penetration	Number of customers in a country as a percentage of its population. Penetration can be in excess of 100% due to customers’ owning more than one SIM (Subscriber Identity Module) card

Data revenue	Revenue from services such as Vodafone live!, Vodafone Mobile Connect data cards and email, but excluding messaging and DSL services

Depreciation and amortisation	Accounting principles that spread the cost of fixed assets over the periods they are expected to benefit. Depreciation is a measure of the benefits of a tangible fixed asset that have been consumed during the period. Amortisation is the writing off of an intangible asset over its projected life

EBITDA	Earnings before interest, tax, depreciation and amortisation

Free cash flow	The net amount of cash generated by the business after meeting all its obligations for interest, tax and capital investment

Goodwill	An intangible asset arising on an acquisition that represents the amount by which the purchase price exceeds the aggregate fair value of separately identifiable acquired assets and liabilities

Organic	Reflects operating performance on a like for like basis. Excludes the impact from items such as acquisitions and disposals and foreign currency changes

Proportionate customers	Represents the number of customers in all the mobile operations in which the Group invests, based on the Group’s equity ownership in such operations

Operational

3G	A mobile technology which provides additional network capacity, faster data transfer speeds and supports new services such as mobile TV

DSL	Digital Subscriber Line: a broadband technology that allows for high speed data transmission, via a fixed line telephone network

HSDPA (3G Broadband)	High Speed Downlink Packet Access: a 3G based wireless technology that provides much faster data transfer speeds than 3G, further enhancing the customer experience

Price elasticity	The relationship between a change in the price of a service and the corresponding change in its usage. For Vodafone, a measure which typically compares the additional voice minutes a customer uses in response to a reduction in their price per minute

Roaming	A service that allows mobile customers to use another operators’ network, most typically when travelling to another country

Tariffs	A schedule of prices covering all products and services supplied to different customers. Previously largely standardised, price tariffs are increasingly being tailored to meet individual customers’ needs

Vodafone live!	Vodafone’s content and internet services proposition, which gives customers access to a wide range of products and services, such as games, ringtones, news, sports and information

Vodafone Mobile Connect	Vodafone Mobile Connect data cards provide high speed wireless data connectivity for laptops enabling secure mobile access to email, corporate applications, company intranets and the internet

Vodafone Office	Vodafone Office provides companies with a mobile based service that replaces traditional fixed line services in the office

Vodafone Passport	Vodafone Passport enables customers to “take their home tariff abroad” offering greater price transparency and certainty to customers when using mobile services abroad

Vodafone Group Plc Annual Review and Summary Financial Statement 2007

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Cautionary statement regarding forward-looking statements	33

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include statements with respect to Vodafone’s expectations as to launch and roll-out dates for products, services or technologies offered by Vodafone; intentions regarding the development of products and services introduced by Vodafone or by Vodafone in conjunction with initiatives with third parties, including Yahoo! and Microsoft; the ability to integrate all operations throughout the Group; the development and impact of new mobile technology; expected savings from cost reduction initiatives, including the IT AD&M programme, supply chain centralisation, data centre consolidation, network sharing and enterprise resource planning initiatives; growth in customers and usage, including growth in emerging markets; the Group’s expectations for revenue, adjusted operating profit, capitalised fixed asset additions and free cash flow for the 2008 financial year contained within the Chief Executive’s Review on page 6 of this document and expectations for the Group’s future performance generally, including, average revenue per user (“ARPU”), costs, capital expenditure, operating expenditure and margins; the rate of dividend growth by the Group or its existing investments; expectations regarding the Group’s access to adequate funding for its working capital requirements; expected effective tax rates and expected tax payments; stimulation initiatives in Europe; future acquisitions and future disposals; the benefits of acquisitions, including the Hutchison Essar acquisition; contractual obligations; mobile penetration and coverage rates; the impact of regulatory and legal proceedings involving Vodafone; expectations with respect to long term shareholder value growth; Vodafone’s ability to be a market leader in providing voice and data communications; overall market trends and other trend projections.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: changes in economic or political conditions in markets served by operations of the Group that would adversely affect the level of demand for mobile services; greater than anticipated competitive activity, from both existing competitors and new market entrants, including Mobile Virtual Network Operators (“MVNOs”), which could require changes to the Group’s pricing models, lead to customer churn and make it more diffi cult to acquire new customers, and reduce profitability; the impact of investment in network capacity and the deployment of new technologies, or the rapid obsolescence of existing technology; slower than expected customer growth and reduced customer retention; changes in the spending patterns of new and existing customers; the possibility that new products and services will not be commercially accepted or perform according to expectations or that vendors’ performance in marketing these technologies will not meet the Group’s requirements; a lower than expected impact of new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays; the ability of the Group to harmonise mobile platforms and other new or existing products, services or technologies in new markets; the ability of the Group to offer new services and secure the timely delivery of high-quality, reliable network equipment and other key products from suppliers; the Group’s ability to develop competitive data content and services that will attract new customers and increase average usage; future revenue contributions of both voice and non-voice services; greater than anticipated prices of new mobile handsets; changes in the costs to the Group of or the rates the Group may charge for terminations and roaming minutes; the Group’s ability to achieve meaningful cost savings and revenue improvements as a result of its cost saving initiatives and revenue stimulation activities in Europe; the ability to realise benefits from entering into partnerships for developing data and internet services and entering into service franchising and brand licensing; the possibility that the pursuit of new, unexpected strategic opportunities may have a negative impact on the Group’s financial performance; developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board of Directors takes into account in determining the level of dividends; any unfavourable conditions, regulatory or otherwise, imposed in connection with pending or future acquisitions or dispositions and the integration of acquired companies in the Group’s existing operations; the risk that, upon obtaining control of certain investments, the Group discovers additional information relating to the businesses of that investment leading to restructuring charges or write-offs or with other negative implications; changes in the regulatory framework in which the Group operates, including possible action by regulators in markets in which the Group operates or by the EU regulating rates the Group is permitted to charge; the impact of legal or other proceedings against the Group or other companies in the mobile communications industry; the possibility that new marketing or usage stimulation campaigns or efforts and customer retention schemes are not an effective expenditure; the possibility that the Group’s integration efforts do not reduce the time to market for new products or improve the Group’s cost position; loss of suppliers or disruption of supply chains; the Group’s ability to satisfy working capital requirements through borrowing in capital markets, bank facilities and operations; changes in exchange rates, including particularly the exchange rate of pounds sterling to the euro and the US dollar; changes in statutory tax rates and profit mix which would impact the weighted average tax rate; changes in tax legislation in the jurisdictions in which the Group operates; and final resolution of open issues which might impact the effective tax rate; timing of tax payments relating to the resolution of open issues.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Risk Factors, Seasonality and Outlook – Risk Factors” in Vodafone Group Plc’s Annual Report for the year ended 31 March 2007. All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Neither Vodafone nor any of its affiliates intends to update these forward-looking statements.

Vodafone, the Vodafone logos, Vodafone Passport, Vodafone At Home, Vodafone Office, Vodafone live! and Vodafone Mobile Connect are trademarks of the Vodafone Group. Other product and company names mentioned herein may be trademarks of their respective owners.

This document in printed on Revive 75 Silk, manufactured in the EU at mills with ISO 14001 accreditation and comprising 75% de-inked post consumerwaste and 25% virgin fibre. The FSC logo identifies products which contain wood from well-managed forests certified in accordance with the rules of the Forest Stewardship Council. Printed by St Ives in accordance with the ISO 14001 environmental management system using vegetable-based inks. The printer holds FSC Chain of Custody (certificate number SGS-COC-1732). By undertaking all printing, binding and mailing within a 23 mile radius, further environmental savings in terms of transport and energy are achieved. All the steps we have taken demonstrate our commitment to making sustainable choices.

Designed and produced by Addison Corporate Marketing.

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Vodafone Group Plc Registered office: Vodafone House The Connection Newbury Berkshire RG14 2FN England Registered in England No.1833679

Tel: +44 (0) 1635 33251 Fax: +44 (0) 1635 45713 www.vodafone.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: June 27, 2007	By:	/s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary